November 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AFS SenSub Corp.

GM Financial Consumer Automobile Receivables Trusts

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”), we are submitting the Registration Statement referred to above.

On behalf of the Registrant, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 (the “General Instructions”) were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement, in accordance with the General Instructions.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, John Keiserman, at (212) 940-6385.

Sincerely,

/s/ Sheli Fitzgerald
Sheli Fitzgerald
Chief Executive Officer and President

cc:	Frank E. Brown III, AFS SenSub Corp.

John P. Keiserman, Katten Muchin Rosenman LLP

Christina B. Burgess, Katten Muchin Rosenman LLP